SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                     RYANAIR GIVES AWAY 25,000 FREE* SEATS
                         6 INAUGURAL FLIGHTS FROM LUTON

Ryanair, Europe's No. 1 low fares airline today (Wednesday, 19th January 2005) celebrated 6 inaugural flights from London Luton to Esjberg, Stockholm, Pisa, Venice Treviso, Girona, and Nimes with 25,000 Free Seats.
Speaking this morning, Ryanair's CEO, Michael O'Leary said:

    "Ryanair has invested $180m in 3 brand new aircraft that are connecting Luton to 6 new European destinations from today. In 2005 Ryanair will:

   -Carry 1.5m passengers on 12 routes to / from Luton
   -Bring 700,000 passengers to the Luton area
   -Sustain 1,500 jobs in the Luton area
   -Guarantee lowest fares and No. 1 punctuality

    "To mark the arrival of real low fares to Luton, we are offering 25,000 FREE seats. Seats this cheap will not last long so we are advising passengers to get online immediately at www.ryanair.com and book their FREE seats today for travel between January 21st and February 10th, 2005".

ENDS.                         Wednesday, 19th January 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
00 353 1 8121228              00 353 1 4980300

* TAXES AND CHARGES GBP5
FREE Fare offer details:
Booking period:    Today - Midnight Thurs, 27th January 2005
Travel Period:     21st Jan 05 - 10th Feb 2005
Applicable days:   ALL
Applicable         London Luton - Esjberg, Stokholm, Pisa, Venice,
routes:            Girona, Nimes
Advance            2 days
Purchase :


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 January, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director